UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-2328

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee
GATX Corporation
We have audited the accompanying statements of assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP Ernst & Young LLP
June 23, 2009
Chicago, Illinois

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments in Mutual Funds	$1,870,707	$4,032,444
Interests in Collective Trusts	2,722,258	1,975,632
Interest in Master Trust	807,631	1,021,149
Participant loans	486,075	386,364

Assets available for benefits, at fair value	5,886,671	7,415,589
Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts	61,675	11,466

Assets available for benefits	$5,948,346	$7,427,055

See notes to financial statements.

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Changes in Assets Available for Benefits

	Years Ended December 31
	2008	2007

Additions
Investment income:
Net investment loss from Master Trust	$(100,576)	$(150,806)
Net investment (loss) gain from Mutual Funds	(835,030)	160,713
Net investment loss from Collective Trusts	(687,378)	(40,727)
Interest and dividend income	175,748	229,389

	(1,447,236)	198,569

Contributions from GATX	149,679	122,879
Participant salary deferrals	608,235	648,844
Rollover contributions	225	578,489

Total Additions	(689,097)	1,548,781

Deductions
Benefit payments	(784,677)	(683,977)
Administrative fee	(4,935)	(5,127)
Transfer to GATX Corporation Salaried Employees Retirement Savings Plan	—	(53,718)

Total Deductions	(789,612)	(742,822)

Net (decrease) increase in plan assets	(1,478,709)	805,959
Assets available for benefits at beginning of year	7,427,055	6,621,096

Assets available for benefits at end of year	$5,948,346	$7,427,055

See notes to financial statements.

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of GATX, who have completed at least 520 hours of service within the last 12 months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan (as defined), and participants who have attained the age of 50 before the close of the plan year may make catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.
For participants at various union locations, the Company contributes on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 6% of the participants’ compensation, beginning February 24, 2008. Prior to that date the Company contributed on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 3% of the participants’ compensation, and an additional $0.25 for each $1.00 on the next 3% of the participants’ compensation. At its discretion, the Company may make an additional matching contribution for eligible participants. All contributions are made in cash and are deposited weekly. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of the Plan’s earnings (losses). Allocations are based on account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately 100% vested in their account balance.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment Options
Investment alternatives for participant contributions consist of the GATX Stock Fund, which is held in a Master Trust; the Fidelity Managed Income Portfolio II (the Fidelity MIP Fund), the Pyramis Select International Small Capitalization, the NTGI S&P 500 Index, the NTGI S&P 400 Index and the Pyramis Small Capitalization, which are all Common Collective Trusts; and selected mutual fund options available through Fidelity Management Trust Company.
Participants may change their investment options on any business day.
Benefit Payments
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).
Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant’s account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant’s account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants remain 100% vested in their account balances.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Accounting Changes
Statement of Financial Accounting Standards No. 157 — The Plan adopted SFAS No. 157, Fair Value Measurements, (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The application of the provisions of SFAS 157 had no effect on the Plan’s statements of assets available for benefits or statements of changes in assets available for benefits. See Note 4 for a complete discussion of SFAS 157.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Shares of mutual funds, which are traded on an active exchange, are valued at quoted market prices. Interest in Master Trust, which is primarily comprised of the GATX Stock Fund (the Fund), is tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the Fund’s daily cash needs held in the Fidelity Cash Reserves Fund. Unitizing the Fund allows for daily trades into and out of the Fund. The value of a unit reflects the combined market value of GATX common stock, which is traded on an active exchange, and the cash investments held by the Fund. At December 31, 2008 and 2007, the value of a unit was $19.07 and $21.92, respectively. Interests in collective trusts, excluding the Fidelity MIP Fund, are valued based on the market value of the underlying securities held by the trusts, which are traded on an active exchange market.
The Fidelity MIP Fund contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. The Fidelity MIP Fund value is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable in the market or can be derived principally from or corroborated by observable market data. The Plan’s interest in the Fidelity MIP Fund is presented at fair value in the statements of assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
A summary of the fair value and contract value of the Plan’s interest in the Fidelity MIP Fund is as follows:

	December 31
	2008	2007

At fair value	$1,581,486	$1,523,784
At contract value	1,519,811	1,512,319
Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Contributions
Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
4. Fair Value of Financial Instruments
The Plan adopted SFAS 157 on January 1, 2008. SFAS 157 applies to all financial instruments being measured and reported on a fair value basis.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices that are available in active markets for identical assets or liabilities of the Plan. Financial instruments of the Plan included in Level 1 are investments in Mutual Funds and Master Trust investments.
Level 2 — Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Financial instruments included in this category are the Plan’s interests in Collective Trusts.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value of Financial Instruments (continued)
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. At December 31, 2008, the Plan’s Level 3 financial instruments were participant loans.
The balances of financial instruments measured at fair value on a recurring basis as of December 31, 2008, were as follows:

Assets	Total	Level 1	Level 2	Level 3
Mutual Funds	$1,870,707	$1,870,707	—	—
Collective Trusts	$2,722,258	—	$2,722,258	—
Master Trust	$807,631	$807,631	—	—
Participant Loans	$486,075	—	—	$486,075
The table below lists the summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance at beginning of the year	$386,364
Additions, net	99,711

Balance at end of year	$486,075

5. Investments
Except for investments held in the Master Trust (see Note 6), the Plan held the following individual investments at fair value representing 5% or more of the Plan’s assets:

	December 31
	2008	2007

Fidelity Managed Income Portfolio II	$1,581,486	$1,512,319
NTGI S&P 500 Index	976,299	—
PIMCO Total Return Fund — Institutional Class	465,890	397,095
Eaton Vance Large Cap Value Fund (A)	377,228	578,142
Spartan U.S. Equity Index Fund	—	1,647,858

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
6. Master Trust
The GATX Stock Fund is held in a Master Trust, which includes assets of the Plan and of the GATX Corporation Salaried Employees Retirement Savings Plan. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the net assets of the Master Trust at December 31, 2008 and 2007. All financial instruments held by the Master Trust are measured at fair value on a recurring basis and are categorized under SFAS 157 as Level 1 assets.
A summary of the net assets and the changes in net assets of the Master Trust is as follows:

	December 31
	2008	2007

Assets
Cash	$201,380	$—
GATX common stock	24,459,270	29,383,927
Other receivables	37,938	25,645

Liabilities
Other payables	(10,367)	(8,829)

Net assets	$24,688,221	$29,400,743

	Years Ended December 31
	2008	2007

Additions
Transfers from participating plans	$2,614,624	$3,243,381
Interest and dividend income	40,013	45,403

	2,654,637	3,288,784

Deductions
Transfers to participating plans	(4,330,003)	(9,078,615)
Net realized and unrealized depreciation in fair value of common stock	(3,037,156)	(3,963,607)

Net decrease in trust assets	(4,712,522)	(9,753,438)
Net assets at beginning of year	29,400,743	39,154,181

Net assets at end of year	$24,688,221	$29,400,743

The Plan held a 3.3% and 3.5% interest in the Master Trust as of December 31, 2008 and 2007, respectively.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
7. Participant-Directed Investments
Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, is as follows:

	December 31
	2008	2007

Investment, at fair value:
Interest in the GATX Stock Fund	$807,631	$1,021,149

	Years Ended December 31
	2008	2007

Changes in net assets:
Company contributions	$21,389	$21,600
Participant contributions	77,627	93,529
Rollover contributions	112	6,458
Interest and dividend income	5,508	4,517
Net realized and unrealized depreciation in fair value of common stock	(100,576)	(150,806)
Benefits paid	(90,581)	(198,824)
Net interfund transfers	(95,785)	(45,932)
Other	(31,212)	(39,775)

	$(213,518)	$(309,233)

8. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Assets available for benefits, per the financial statements	$5,948,346	$7,427,055
Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts	(61,675)	(11,466)

Assets available for benefits per Form 5500, Schedule H	$5,886,671	$7,415,589

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
8. Differences Between Financial Statements and Form 5500 (Continued)
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

	December 31
	2008	2007
Total additions per the financial statements	$(689,097)	$1,548,781
Add: Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts at year end	(61,675)	(11,466)
Less: Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts at beginning of the year	11,466	16,638

Total income per the Form 5500, Schedule H	$(739,306)	$1,553,953

9. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 22, 2002, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
10. Related Party
The Plan invests in GATX common stock. GATX is the Plan’s sponsor, and therefore, such investments are party-in-interest transactions.

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

	Shares/	Current
Identity of Issuer/Description of Issue	Units	Value

Fidelity Management Trust Company:
Fidelity Managed Income Portfolio II*	1,581,486	$1,519,811
NTGI S&P 500 Index	151,684	976,843
PIMCO Total Return Fund — Institutional Class	45,946	465,890
Eaton Vance Large Cap Value Fund (A)	25,944	377,228
Vanguard Target Return 2020	14,241	235,975
Vanguard Target Return 2030	13,917	216,272
Fidelity Diversified International Fund*	8,518	183,227
Pyramis Small Capitalization	27,421	154,380
Alliance Bernstein International Value K	9,654	99,046
Vanguard Target Return 2010	4,851	85,434
NTGI S&P 400 Index	11,418	70,565
Vanguard Target Return 2015	7,111	67,908
T. Rowe Price Growth Stock Fund — Advisory Class	2,207	42,203
Vanguard Target Return 2040	2,701	40,861
Vanguard Target Return 2045	2,158	20,649
Vanguard Target Return 2035	1,257	11,623
Vanguard Target Return 2050	741	11,244
Vanguard Targeted Return Inc.	772	7,350
Vanguard Target Return 2025	567	5,252
Pyramis Select International Small Capitalization	107	659
Vanguard Target Return 2005	56	545
Participant loans (5% to 11% interest rates, various maturities)*		486,075

		$5,079,040

*	Party- in- interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN (Name of the Plan)
Date: June 26, 2009	/s/ James Conniff
James Conniff
Plan Administrator

EXHIBIT INDEX
The following exhibit is filed as part of this annual report:

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm